EXHIBIT 12

                                CARNIVAL CORPORATION
                         RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands, except ratios)

                                        Three Months Ended February 28,
                                      1999                 1998
Net income                              $157,761       $109,914
Income tax benefit                        (4,806)        (4,287)

Income before income tax benefit         152,955        105,627

Adjustment to earnings:
   Minority interest                       1,102
   Dividends received and loss from
     affiliated operations, net            5,917         21,231

Earnings as adjusted                     159,974        126,858

Fixed Charges:
  Interest expense, net                   13,390         12,559
  Interest portion of rent expense (1)       790            708
  Capitalized interest                    10,406          6,402

Total fixed charges                       24,586         19,669

Fixed charges not affecting earnings:
   Capitalized interest                  (10,406)        (6,402)

Earnings before fixed charges           $174,154       $140,125

Ratio of earnings to fixed charges           7.1 x          7.1 x





________________________
(1) Represents one-third of rent expense, which management believes to be representative of the interest portion of rent expense.